Filed by Corporate Capital Trust, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Corporate Capital Trust, Inc.

Commission File No. 814-00827

FS INVESTMENT CORPORATION

October 29, 2018

Your vote is missing! FS Investment Corporation is hosting its annual meeting of stockholders on December 3, 2018. It’s important that we hear from you on the proposals outlined in the proxy materials we sent you.

The fund’s board of directors unanimously recommends that you vote in favor of each of these proposals. Your vote FOR the proposals will provide the potential for the following benefits:

•	Enhanced portfolio diversification
•	Reduced operating expenses
•	Lower financing costs
•	Improved secondary market liquidity

Please vote your shares today!

BY MAIL With the enclosed proxy card	BY PHONE Live agent 1-833-868-3374 Automated recording 1-800-690-6903	BY COMPUTER www.proxyvote.com

201 Rouse Boulevard

Philadelphia, PA 19112

(Continued on back)

FORWARD-LOOKING STATEMENTS

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and CCT (together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.

Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, from FSIC’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

PARTICIPANTS IN THE SOLICITATION

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals is contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.

555 California Street 50th Floor San Francisco, California 94104

October 29, 2018

Your vote is missing! Corporate Capital Trust, Inc. is hosting its annual meeting of stockholders on December 3, 2018. It’s important that we hear from you on the proposals outlined in the proxy materials we sent you.

The fund’s board of directors unanimously recommends that you vote in favor of each of these proposals.

Your vote FOR the proposals will provide the potential for the following benefits:

•	Enhanced portfolio diversification
•	Reduced operating expenses
•	Lower financing costs
•	Improved secondary market liquidity

Please vote your shares today!

BY MAIL With the enclosed proxy card	BY PHONE Live agent 1-833-868-3374 Automated recording 1-800-690-6903	BY COMPUTER www.proxyvote.com

(Continued on back)

FORWARD-LOOKING STATEMENTS

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of FSIC and CCT (together with FSIC, the “Funds”). Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Fund’s operations or the economy generally due to terrorism or natural disasters, future changes in laws or regulations and conditions in a Fund’s operating area, failure to obtain requisite shareholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Funds, the price at which shares of FSIC’s and CCT’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Funds, unexpected costs, charges or expenses resulting from the business combination transaction involving the Funds, and failure to realize the anticipated benefits of the business combination transaction involving the Funds. Some of these factors are enumerated in the filings the Funds made with the Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Funds undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication relates to a proposed business combination involving the Funds, along with related proposals for which shareholder approval is being sought (collectively, the “Proposals”). In connection with the Proposals, the Funds have filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of FSIC and CCT and a prospectus of FSIC (the “Proxy Statement”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF THE FUNDS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FSIC, CCT, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE FUNDS AND THE PROPOSALS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, from FSIC’s website at www.fsinvestmentcorp.com and CCT’s website at www.corporatecapitaltrust.com.

PARTICIPANTS IN THE SOLICITATION

The Funds and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the shareholders of the Funds in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Funds’ shareholders in connection with the Proposals is contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.